TransAlta expands normal course issuer bid program

CALGARY, Alberta (September 11, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it has received approval from the Toronto Stock Exchange (TSX) to increase the number of shares it may purchase under its normal course issuer bid (NCIB) program.  TransAlta may now purchase, for cancellation, up to 20.2 million of its common shares or approximately 10 per cent of the 202 million common shares issued and outstanding as of April 23, 2007.

“We continue to focus our efforts on growing the company as electricity supply tightens in many of our markets,” said Steve Snyder, TransAlta President and CEO.  “However, our earnings growth potential and financial strengths also provide us with shorter term opportunities to increase shareowner value through the implementation of a share buy back program.  The scope of our growth plans and of the share buyback will be guided by the company’s commitment to maintain investment grade credit metrics”.

Purchases will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition. TransAlta may also issue put options to facilitate the purchase of common shares pursuant to the normal course issuer bid program provided that no such put options may be issued without prior consent of the Toronto Stock Exchange.

The 2007 NCIB program began on May 3, 2007 and continues until May 2, 2008.  Since commencing the program, TransAlta has purchased 282,300 shares at an average price of $29.07 per share.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, unanticipated accounting or audit issues with respect to our financial statements or our internal control over financial reporting, and general economic conditions in geographic areas where TransAlta Corporation operates. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause TransAlta’s actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this news release or as otherwise stated. TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-2520    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com